Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

May 28, 2013

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced an updated NI 43-101 Technical Report (TR), Reserve and Resource estimate at the San Martin Silver Mine and an economic assessment of the current expansion program to 1,300 tpd.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 28, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	May 28, 2013
TSX – FR
Frankfurt – FMV

Updated San Martin NI 43-101 Technical Report and Economic Assessment

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce an updated NI 43-101 Technical Report (TR), Reserve and Resource estimate at the San Martin Silver Mine and an economic assessment of the current expansion program to 1,300 tpd. All figures are reported in US dollars unless otherwise noted.

REPORTED HIGHLIGHTS

  Proven and Probable Reserves increase by 224% to 22.0 million silver ounces
  Life of Mine (LOM) increases to 9 ½ years at higher throughput rates of 1,300 tonnes per day (tpd)
  After-tax net present value (NPV 5%) of $52.0 million and 130% internal rate of return (IRR) both calculated using a 10% reduction to the three-year average silver price
  LOM average cash cost (co-product) is estimated at $11.45 per ounce, excluding any by-product credits
  LOM average operating cash flow is estimated at $22.8 million per year starting in 2014
  Operating costs per tonne estimated at $43.44 per tonne excluding third party smelting/refining charges, transportation and insurance costs over LOM
  At the increased rate of 1,300 tpd, the Company expects silver production to increase by approximately 50% to between 1.4 to 1.6 million ounces of silver doré per year

Keith Neumeyer, CEO and President of First Majestic Silver, states: “Our geological team deserves recognition for a job well done. After three years of drilling, not only have they replaced all the mined production ore, they have also upgraded and discovered many more ounces with a higher degree of confidence which substantially improved the mine life of the operation. They make exploration look easy, while in-fact replacing reserves is a very time consuming process. This very successful exploration program has allowed us to expand the mill from 900 tpd to 1,300 tpd which is expected to substantially improve the economics of the San Martin operation.”

The San Martin Silver Mine, located in the state of Jalisco, Mexico near the town of San Martín de Bolaños located in the Bolaños Mining District consists of 33 contiguous mining concessions totalling 37,518 hectares (73,331 acres). The Company acquired through staking, 29,676 hectares of mineral rights in June 2012, adding to its previous holdings of 7,842 hectares. These new mining concessions cover prospective land identified previously by the Company’s geological team.

Since October 2008, the cut-off date of the previous NI 43-101 Technical Report, to the current cut-off date of December 31, 2012, an aggressive exploration program has been underway which has included 332 drill holes from underground sites totalling 35,901 meters plus an additional 140 drill holes from surface totalling 31,674 meters for a total exploration program over this period amounting to 67,575 meters. In addition to this drilling program, an extensive underground development program has been underway amounting to 6,839 meters of underground accesses, drifts and crosscuts for production and exploration.

The updated Reserve/Resource estimate consists of 22.0 million ounces of silver in Proven and Probable Reserves, which represents a significant increase of 224% over the previously reported estimates; 4.0 million ounces of silver in Measured and Indicated Resources, representing a decrease of 46% from the previous estimates; plus 58.6 million silver ounces in Inferred Resources representing a 20% increase from the previous estimate. It should be noted that this significant increase in Reserves comes after continuous mining and production since the previous NI 43-101 released over three years ago and demonstrates not only the Company’s ability to identify and process undefined Reserves but the exploration potential of this prolific region of Jalisco. Furthermore, due to the increase in silver prices since 2009, an updated break-even cut-off silver grade of 64 g/t was defined compared to the previous break-even cut-off grade of 146 g/t resulting in the expected decrease in the average silver Reserve grade to 160 g/t, in-line with the three-year average mill head grade of 150 g/t.

Total tonnage consists of 4.3 million tonnes of Reserves, representing a 455% increase from the prior estimates, 777 thousand tonnes of Measured and Indicated Resources, representing a 48% decrease from prior estimates plus an additional 11.2 million tonnes of Inferred Resources, representing a 36% increase from prior estimates. It should be noted that 3.5 million tonnes, or 78% of the total Inferred Sulphide Resources were removed and replaced with 6.5 million tonnes of Inferred Oxide Resources, representing an increase of 179% from prior Inferred Oxide Resource estimate. This substantial improvement further demonstrates the success of the exploration program over the past few years. There is further upside potential for total ounces assuming the Inferred Mineral Resource is converted to Measured and Indicated Resources or Reserves through additional drilling and development which is ongoing.

The following table was taken from the complete San Martin Silver Mine updated NI 43-101 TR prepared by Runge Pincock Minarco (RPM), Lakewood, Colorado. Shareholders and interested parties are encouraged to read this positive report in its entirety which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

Mineral Reserves and Resources as of December 31, 2012

Clasification	Type of Mineral	Tonnage (000's)	Vein Width in meters	Mineral Grade gpt Ag	Mineral Grade % Pb	Mineral Grade % Zn	Ag Equivalent Ounces from Pb and Zn (000's)	Ounces of Ag (000's)	Total Ag Equivalent Ounces (000's)
Reserves
Proven	Oxides	1,349	2.7	168	-	-	-	7,287	7,287
Probable	Oxides	2,923	4.1	157	-	-	-	14,722	14,722
Total P&P	Oxides	4,271	3.7	160	-	-	-	22,008	22,008
Resources
Measured	Oxides	-	-	-	-	-	-	0	0
Indicated	Oxides	35	1.8	136	-	-	-	154	154
Total M&I oxides	Oxides	35	1.8	136	-	-	-	154	154
Measured	Sulphides	365	4.2	61	0.73	1.53	1,153	2,545	3,697
Indicated	Sulphides	376	4.6	60	0.64	1.39	553	1,281	1,834
Total M&I sulphides	Sulphides	741	4.4	61	0.68	1.46	1,706	3,825	5,531
Total M&I	Oxides and Sulphides	777	4.3	64	0.65	1.39	1,706	3,979	5,685
Total Resources and Reserves	Oxides and Sulphides	5,048	8.0	146	0.10	0.21	1,706	25,987	27,693
Inferred	Oxides	10,163	4.2	169	-	-	-	55,218	55,218
Inferred	Sulphides	994	2.8	54	0.68	1.60	1,642	3,364	5,006
Total Inferred Resources	Oxides and Sulphides	11,157	4.1	159	0.06	0.14	1,642	58,582	60,224

(1) A minimum width of vein of 2 meters was considered for the blockage estimation.
(2) 15 cm at both sides of the vein are considered as dilution for over-breaking when mining, the walls of the vein has been sampled along open drifts, assaying from zero to below the cut-off grade.
(3) The density considered based on laboratory measurements is 2.7.
(4) The resource estimate was prepared by internal QP, Carlos Wong who is a full time employee of the Company and reviewed by Leonel Lopez, who is the QP for RPM.
(5) Mineral resources are reported at a cut-off grade for the oxide mineral of 64 g/t Ag, and for the sulphide mineral of 37 g/t of eq Ag based on consideration of operating costs (mining, processing, and G&A) and includes metallurgical recovery at 78% and payable values at 99.5% in accordance to contracted terms. The silver price base is $28.82/troy ounce, the lead is $1.00/lb and the zinc is $0.95/lb.
(6) Totals may not add due to rounding.
(7) Mineral Resources are reported exclusive of Mineral Reserves.
(8) Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources are both inclusive of the total Mineral Resources. The reclassification of Proven and Probable Mineral Reserves is in compliance with current CIM best practices guidance. Measured and Indicated Mineral Resources consists of the remaining of the total Mineral Resources after the reclassification of the Proven and Probable Mineral Reserves.

For the purposes of the economic evaluation only oxide Measured and Indicated Resources were considered for the Resource to Reserve conversion. This conversion procedure follows industry best practices and is backed up with many years of operating history. The converted Reserve estimates were calculated after applying assumptions for breakeven cutoff grades, mining dilution and recovery, as well as metallurgical recoveries and payable values.

Based on the updated NI 43-101 Reserve estimate at San Martin, a LOM production plan was completed. This updated Technical Report defines an Economic Assessment for the planned operation being extended to the year 2022, based on the 1,300 tpd production rate. The economic evaluation assumes flat long-term silver prices equal to the industry rolling three-year average of $28.82 per silver ounce resulting in an after-tax NPV (5%) of $90.0 million and 255% IRR. Assuming a 10% reduction in the silver price to $25.94 per ounce, the after-tax NPV (5%) reduces to $52.0 million and a still robust 130% IRR.

The capital cost for the plant expansion is estimated at $14.0 million. As of May 20, 2013, a total of $7.5 million has been spent or committed towards the plant expansion with the remaining capital planned to be spent over the next couple of months. Total sustaining capital over the LOM of 9 ½ years, to 2022, amounts to approximately $12.8 million and includes new mine and plant equipment costs, tailings pond lift and mine closing reclamation.

For the purposes of this Technical Report, by-product credits for gold were omitted due to the absence of historic sampling of gold assays. The LOM average cash costs are estimated at $11.45 per payable silver ounce which excludes any by-products. This co-product estimate compares to the average cash cost of $13.81 per payable silver ounce in 2012 (excluding a $2.09 by-product credit as a result of gold recovery in doré bars). The following table shows a breakdown of actual costs in 2012 compared to the estimated costs over the LOM.

Operating Costs for LOM Plan at 1,300 tpd

Cost Center	2012 cost US$ per tonne	2013-2022 Projected Cost US$ per tonne
Mine Cost Mill & Process Plant Cost Site G&A Cost	$12.62 $22.71 $8.13	$13.11 $22.71 $7.62
Subtotal	$43.46	$43.44
Freight Insurance Cost Smelting and Refining	$1.47 $1.07	$1.34 $1.41
Total Cost	$46.00	$46.19
Total Cash Cost per Ounce of Payable Silver (1)	$13.81	$11.45

(1) Cash cost per ounce excluding any by-product credits.

MILL CONSTRUCTION UPDATE

As previously disclosed, the Company stated it had decided to expand the San Martin operation from 900 tpd to 1,300 tpd. This construction project commenced in the summer of 2012 and is on schedule for completion by the end of June 2013. Capacity upgrades to the crushing circuit is in progress alongside the additional upgrade of a third ball mill. Other mill expansion improvements to the cyanidation plant include new leaching tanks, new clarification filters and a new thickening tank. In addition, major improvements to the solution management system include the installation of six new storage tanks and two new tailings filters which will allow over 80% of the water used in the milling process to be recycled.

The initial throughput ramp up period is expected in July 2013 with commercial production expected by September 2013. Once fully operational at 1,300 tpd, San Martin’s annual silver production is expected to increase by over 50% to approximately 1.4 to 1.6 million ounces of silver plus potential upside resulting from higher silver grades and gold credits over LOM.

The Company's independent Qualified Person under the policies of the Canadian National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report is Leonel López, C.P.G., P.G., of Runge Pincock Minarco (RPM), who is employed by RPM and independent of the Company.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.